Exhibit 99.1

BALCH HILL CAPITAL, LLC
PO Box 7775
San Francisco, California 94120
Telephone:  (415) 474-7055     Fax:  (415) 276-4562

March 13, 2012

BY FACSIMILE AND OVERNIGHT COURIER

The Board of Directors
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

Dear Members of the Board,

Balch Hill Partners, L.P. currently owns 4,312,870 shares of PLX Technologies, Inc. (“PLX” or the “Company”), constituting approximately 9.7% of the outstanding common stock of PLX.  As one of the largest stockholders of the Company, we are deeply troubled by the Company’s disappointing operating performance and loss of stockholder value.  We believe that the Board’s ill-advised and poorly executed acquisition strategy is directly responsible for destroying stockholder value and believe that urgent change is needed at the Board level.

Instead of focusing the Company’s resources on its one valuable business, the Company’s PCI Express business, the Board has undertaken a series of acquisitions which have not only had a dilutive effect for stockholders but have also caused a significant decline in the Company’s share price and substantially weakened the Company’s financial performance.

In January 2009, PLX acquired Oxford Semiconductor, Inc. by issuing 9 million shares or approximately 32% of the Company’s then outstanding common stock.  If valued today, the consideration to acquire Oxford would be in excess of $30 million.  Yet, PLX recently sold its UK design team and certain other assets, comprising what we believe to be the bulk of what was originally acquired from Oxford Semiconductor, for $2.2 million.

In October 2010, PLX acquired Teranetics, Inc.  PLX paid a total consideration of $54 million comprised of cash, stock, and assumed debt for this 10 Gigabit Ethernet business with negligible revenues.  This was at a time when PLX’s entire market capitalization was approximately $134 million immediately prior to the acquisition.  Today, the 10 Gigabit Ethernet business is underperforming and consumes essentially all of PLX’s profits and cash flow.

Together, these two acquisitions have led to major equity dilution, increasing the Company’s share count from approximately 28 million to over 44 million shares, an increase of approximately 57%.  We estimate these acquisitions also consumed well in excess of $40 million in cash consideration, acquisition of debt, and operating losses.

PLX’s search for acquisition targets has also been a clear distraction to management, as has been the integration process following any such acquisitions.  This Board should immediately cease all potential acquisition activities.  We believe the Company must instead focus on improving PLX’s truly valuable business, the Company’s PCI Express business.

We believe immediate change at the Board level is necessary to end the erosion of stockholder value and to realize full value for the Company’s core assets.  We believe a reconstituted Board focused on reviewing all strategic options for the Company, including a sale of the Company is the best option for creating value for all stockholders of the Company.

Accordingly, Balch Hill Partners has nominated a slate of nominees for election to the Board at the Company’s 2012 Annual Meeting of Stockholders.  We believe our nominees have the broad range of relevant expertise and experience necessary to address the challenges currently facing the Company and to evaluate all strategic alternatives to improve stockholder value.  However, we believe it is in the best interests of stockholders to avoid the disruption and expense of a protracted proxy fight.  Therefore, we urge the Board to continue discussions with us regarding the composition of the Board in hopes of ultimately reaching a mutually agreeable resolution that will serve the best interests of all stockholders.

Sincerely,

Balch Hill Partners, L.P.

By:	Balch Hill Capital, LLC
General Partner

By:	/s/ Simon J. Michael
Name:	Simon J. Michael
Title:	Manager